PROSPECTUS SUPPLEMENT
Filed Under Rule 424(b)(3)

Registration No. 333-124750

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Prospective Supplement No. 1 dated January 3, 2006

(To Prospectus Dated December 14, 2005)

HEALTH DISCOVERY CORPORATION

64,261,185 Shares

 This prospectus supplement to the prospectus dated December 14, 2005 relates to the resale of up to 64,261,185 shares of Health Discovery Corporation common stock, no par value, which are being offered for resale from time to time by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus dated December 14, 2005, which are to be delivered with this prospectus supplement. The information in this prospectus supplement updates and supersedes certain information contained in the prospectus dated December 14, 2005.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 On January 3, 2006, Health Discovery Corporation filed with the Securities and Exchange Commission the attached Form 8-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 3, 2006

Health Discovery Corporation
(Exact name of registrant as specified in charter)

Texas	333-62216	74—3002154
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1116 S. OLD TEMPLE ROAD
LORENA, TEXAS 76655
(Address of principal executive offices / Zip Code)

512-583-4500
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act.

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act.

☐	Pre-commencement communications pursuant to Rule 14d—2(b) under the Exchange Act.

☐	Pre-commencement communications pursuant to Rule 13e—4(c) under the Exchange Act.

Item 1.01.   Entry into a Material Definitive Agreement.

Effective December 30, 2005, Health Discovery Corporation (the “Company”) and certain holders of promissory notes (the “Notes”) issued by the Company entered into amendments to defer all remaining payments under the Notes until October 2007. The Notes were issued by the Company in July 2004 as consideration for the purchase of interests in the support vector machine patent portfolio and had aggregate remaining payments of approximately $360,000.00 due on January 1, 2006, and May 1, 2006. The deferred amounts will accrue interest at a rate of 18%, which will be paid in shares of the Company’s common stock valued at $0.24 per share. The form of amendment is attached hereto as exhibit 99.1.

On December 30, 2005, the Company and Dr. Stephen Barnhill, the Company’s Chief Executive Officer, entered into an amendment to Dr. Barnhill’s employment agreement whereby Dr. Barnhill will defer 60% of his gross annual salary until January 1, 2008, representing total deferred payments of $360,000. A copy of the amendment to Dr. Barnhill’s employment agreement is attached hereto as Exhibit 99.2.

Item   8.01

On December 30, 2005, the Company amended its insider trading policy to permit stock trading programs under Rule 10b5-1 of the Securities and Exchange Commission. The rule permits employees to adopt written plans at a time when they are not in possession of material nonpublic information and to sell shares according to plan on a regular basis (for example, weekly or monthly), regardless of any subsequent nonpublic information they receive or the price of the stock at the time of the sale.

Dr. Barnhill has adopted, and one or more additional members of the Company’s management team may adopt, such a plan in order to avoid being prohibited from selling any shares for long periods of time due to the possession of material, nonpublic information during the traditional trading "windows," minimize the market effect of such sales by spreading them over a more extended period than the traditional trading "window,” and gradually diversify financial holdings.

Item 9.01.   Financial Statements and Exhibits.

Exhibit 99.1 Form of Loan Amendment.

Exhibit 99.2 Amendment to Employment Agreement of Stephen Barnhill, M.D., dated as of December 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEALTH DISCOVERY CORPORATION

Dated: January 3, 2006	By: /s/ Stephen Barnhill
Stephen Barnhill
Chief Executive Officer

Exhibit 99.1

FIRST AMENDMENT TO PROMISSORY NOTE

THIS FIRST AMENDMENT TO PROMISSORY NOTE is made as of December 29, 2005 (the “Amendment”), by and between _____________ (the “Holder”) and Health Discovery Corporation, a Texas corporation (the “Company”).

RECITALS

A.  The Company executed and delivered to Holder that certain Promissory Note dated as of July 30, 2004, payable to the order of the Holder in the principal amount of _____________ and no/100 Dollars ($_____________) (the “Note”). The Note provides for the principal balance to be paid in full on the sixteenth month anniversary of the Initial Payment Date.

B.  The Company has requested, and the Holder has agreed to, among other things, an extension of the maturity date for payment of the indebtedness evidenced by the Note, and the parties wish to memorialize their agreement in writing.

NOW, THEREFORE, for and in consideration of the mutual agreements herein stated, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, Holder and the Company agree as follows:

1.    All reference on page 1 of the Note to payments on the twelfth and sixteenth month anniversary of the Initial payment Date shall be deleted, and October 31, 2007 shall be substituted therefore, which thereby extends the Maturity Date to October 31, 2007. All amounts deferred by this Amendment shall bear interest until paid at a simple rate of interest equal to 18% per year, payable in the common stock of the Company, due at the earlier of maturity or redemption, which shares of common stock shall be valued at $0.24 per share.

2.    Section 2.5 shall be added to include a fifth Event of Default as follows:

2.5    The Company's cash balance is less than $100,000 on two successive business days prior to the Maturity Date.

3.    No Other Amendment or Waiver. The Note, as hereby amended, remains in full force and effect in accordance with its terms, and Holder and the Company hereby ratify and confirm the same.

4.    Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute one instrument.

5.    Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto.

6.    Section References. Section titles and references used in this Amendment shall be without substantive meaning or content of any kind whatsoever.

IN WITNESS WHEREOF, the Holder and the Company have executed this Amendment as of the day and year first written above.

HOLDER

________________________________
By:

HEALTH DISCOVERY CORPORATION

________________________________
By: Stephen D. Barnhill, M.D., CEO

Exhibit 99.2

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT is made as of December 30, 2005 (the “Amendment”), by and between Stephen D. Barnhill, M.D. (the “Employee”) and Health Discovery Corporation, a Texas corporation (the “Employer”).

RECITALS

A.  The Employer executed and delivered to Employee that certain Employment Agreement dated as of September 15, 2003 (the “Employment Agreement”). The Employment Agreement provides that Employer will employ Employee for a period of five (5) years, unless earlier terminated, under the terms and conditions set forth therein.

B.  The Employer has requested, and the Employee has agreed to, an amendment to the terms of compensation evidenced by the Employment Agreement, and the parties wish to memorialize their agreement in writing.

NOW, THEREFORE, for and in consideration of the mutual agreements herein stated, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, Employer and Employee agree as follows:

1.        Section 3.1 shall be deleted and replaced with the following:

3.1    Salary. Employer shall pay Employee a base gross salary at the rate of $25,000 per month. Employee will receive $10,000 per month in cash and defer $15,000 per month until the earlier of January 1, 2008, or a Change in Control Event of the Employer (a “Deferred Compensation Termination Date”). At the Deferred Compensation Termination Date, the Employer shall pay Employee in cash all amounts deferred pursuant to this Section 3.1. For purposes of this Agreement, a “Change in Control Event” shall have the meaning set forth in Section 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

2.  No Other Amendment or Waiver. The Employment Agreement, as hereby amended, remains in full force and effect in accordance with its terms, and Employer and Employee hereby ratify and confirm the same.

3.  Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute one instrument.

4.  Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto.

5.  Section References. Section titles and references used in this Amendment shall be without substantive meaning or content of any kind whatsoever.

IN WITNESS WHEREOF, Employer and Employee have executed this Amendment as of the day and year first written above.

EMPLOYEE

/s/ Stephen D. Barnhill
Stephen D. Barnhill, M.D., CEO

HEALTH DISCOVERY CORPORATION

/s/ Dan Furth
By: Dan Furth
Title: Executive Vice President